FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                     HSBC SELLS NON-CORE UK CARD PORTFOLIOS

HSBC Bank plc has sold its marbles and Beneficial branded credit card portfolios in the UK to SAV Credit Limited, for a consideration of approximately
GBP385 million. The portfolios consist of 338,000 accounts.

Steve Britain, Head of Consumer Cards, HSBC Bank plc said: "We are fortunate to have a number of strong brands with which to grow our cards business in the UK. These include HSBC and first direct and, through our relationships with major retailers, M&S and John Lewis. The marbles and Beneficial brands are not a core part of this strategy, and accordingly, we are pleased to have sold the portfolios to SAV."

HSBC is one of the top five largest card issuers in the world with US$79 billion in receivables and over 120 million cards in force in approximately 40 countries as at 30 June 2007. HSBC is one of the UK's top four card issuers, with over 10 million cards in issue and receivables of GBP8 billion.

Note to editors:
HSBC Bank plc
HSBC serves 15.6 million customers in the UK and employs more than 40,000 UK staff. HSBC is Britain's most recommended big bank. HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. HSBC Holdings plc serves over 125 million customers worldwide through some 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 October 2007